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                       Securities and Exchange Commission,
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1)*

                         Tangible Asset Galleries, Inc.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   875494 10 6
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)


                               Mark Y. Abdou, Esq.
                             Greenberg Traurig, LLP
                        2450 Colorado Avenue, Suite 400E
                         Santa Monica, California 90404
                                 (310) 586-7718
         ---------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 12, 2003
                        --------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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Cusip No. 875494 10 6                                                Page 1 of 6

(1)    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

              Stanford Venture Capital Holdings, Inc.

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                      (a) [_]
                                                                      (b) [_]

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS
              WC

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES                        :  (7)  SOLE VOTING POWER
BENEFICIALLY OWNED BY                           78,333,333
EACH REPORTING PERSON WITH
                                        :  (8)  SHARED VOTING POWER
                                                78,333,333

                                        :  (9)  SOLE DISPOSITIVE POWER
                                                78,333,333

                                        :  (10) SHARED DISPOSITIVE POWER
                                                78,333,333

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              78,333,333

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
       EXCLUDES CERTAIN SHARES                                            [_]

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              65.5%

(14)   TYPE OF REPORTING PERSON
              CO

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Cusip No. 875494 10 6                                                Page 2 of 6

(1)    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

              R. Allen Stanford

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                      (a) [_]
                                                                      (b) [_]

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS
              AF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States and Antigua

NUMBER OF SHARES                        :  (7)  SOLE VOTING POWER
BENEFICIALLY OWNED BY                           78,333,333
EACH REPORTING PERSON WITH
                                        :  (8)  SHARED VOTING POWER
                                                78,333,333

                                        :  (9)  SOLE DISPOSITIVE POWER
                                                78,333,333

                                        :  (10) SHARED DISPOSITIVE POWER
                                                78,333,333

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              78,333,333

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
       EXCLUDES CERTAIN SHARES                                            [_]

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              65.5%

(14)   TYPE OF REPORTING PERSON
              IN

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Cusip No. 875494 10 6                                                Page 3 of 6


Item 1.  Security and Issuer.

       The Schedule 13D filed with the U.S. Securities and Exchange Commission, or the Commission, on May 22, 2002, by Stanford Venture Capital Holdings, Inc., a Delaware corporation, or SVC, and R. Allen Stanford a citizen of the United States and Antigua, or Stanford, collectively the Reporting Persons, relating to Series B $1.00 Convertible Preferred Stock, or Series B Stock, and warrants, to purchase common stock, par value $0.001 per share, of Tangible Asset Galleries, Inc., a Nevada corporation, is hereby amended to furnish and restate the information set forth herein.

Item 3.  Source and Amount of Funds or Other Consideration.

       Pursuant to a Securities Purchase Agreement, dated as of January 31, 2003, or the Purchase Agreement, between SVC and the Issuer, (i) SVC purchased from the Issuer 2,000,000 shares of Series D $1.00 Convertible Preferred Stock, with a stated value of $1.00 per share, or Series D Stock, in consideration for $2,000,000.00, and (ii) amended the Warrant so that the per-share exercise price for all the shares of the Common Stock underlying the Warrants is reduced to $0.001. Each share of Series D Stock is convertible into 16.67 shares of Common Stock, subject to any adjustments pursuant to the Certificate of Designation attached to Exhibit 10.1 hereto. The Issuer is also contemplating a 20:1 reverse stock split of the outstanding shares of the Common Stock. The reduced exercise price of the Warrants will remain the same following the contemplated reverse stock split. SVC intends to exercise all of the Warrants concurrent with the effectiveness of the reverse stock split at the reduced per-post-split-share exercise price.

       As a result of SVC's additional investment reflected in this amendment, SVC may be deemed the direct beneficial owner of 3,000,000 shares of Series B Stock, 2,000,000 shares of Series D Stock, and warrants to purchase 15,000,000 Warrant Shares, such securities representing approximately 65.5% of the outstanding shares of the Common Stock of the Issuer. SVC used $2,000,000 of working capital to purchase the Series D Preferred Stock reported as being beneficially owned by it in Item 5(a) hereof.

Item 5.  Interest in Securities of the Issuer.

       (a) The aggregate number and percentage of shares of Commons Stock to which this Schedule 13D relates is 78,333,333 shares, consisting of 30,000,000 shares of Common Stock issuable upon conversion of the Series B Stock, approximately 33,333,333 shares of Common Stock issuable upon conversion of the Series D Stock and 15,000,000 Warrant Shares, representing approximately 65.5% of the shares of Common Stock outstanding. SVC directly beneficially owns all of such 78,333.333 shares to which this Schedule 13D relates. Stanford, as the sole shareholder of SVC, may be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SVC. Stanford disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Stanford is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

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Cusip No. 875494 10 6                                                Page 4 of 6

       (c) The Reporting Persons' only transaction in the Issuer's securities during the past 60 days was the consummation of the Purchase Agreement identified in Item 3 hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       The information set forth, or incorporated by reference, in Items 3 and 5 hereof is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

       The following documents are being filed as exhibits to this Schedule 13D and are each incorporated herein by reference:


Exhibit 10.1 Securities Purchase Agreement, dated as of January 31, 2003, by and between Stanford Venture Capital Holdings, Inc. and the Issuer including Exhibits thereto.


                                    SIGNATURE

       After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

       Date: February 23, 2003          /s/ R. Allen Stanford
                                        ------------------------------
                                        R. Allen Stanford


       Date: February 23, 2003          Stanford Venture Capital Holdings, Inc.

                                        By: /s/ Yolanda M. Suarez
                                        ------------------------------
                                        Name:   Yolanda M. Suarez
                                        Title: Secretary

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                                  EXHIBIT INDEX

Exhibit 10.1 Securities Purchase Agreement, dated as of January 31, 2003, by and between Stanford Venture Capital Holdings, Inc. and the Issuer including Exhibits thereto.